K E N N E T H I. D E N O S, P. C.
================================================================================

                                                    11585 SOUTH STATE, SUITE 102
                                                              DRAPER, UTAH 84020
                                                                  (801) 816-2511
                                                             FAX: (801) 816-2599
                                                             KDENOS@DENOSLAW.COM

                                  June 6, 2005

VIA FEDERAL EXPRESS
Mr. Jay Ingram
Mr. John Reynolds
U.S. SECURITIES AND EXCHANGE COMMISSION
Division of Corporate Finance
Office of Emerging Growth Companies
450 Fifth Street, N.W., Mail Stop 0511
Washington, D.C. 20549
Telephone (202) 942-2791
Facsimile (202) 942-9516

         Re:      Cancer Therapeutics, Inc.
                  Registration Statement on Form SB-2
                  File No. 333-119915
                  Amendment Filed:  June 6, 2005

Dear Messrs. Ingram and Reynolds:

     This firm serves as counsel to Cancer Therapeutics, Inc. in connection with its submission of a registration statement with the Securities and Exchange Commission on Form SB-2. We acknowledge receipt of your fourth set of comments to our initial filing on Form SB-2 on May 17, 2005. We thank you for your input and this letter is intended to respond accordingly. Each paragraph number of this letter corresponds to your comments to us dated May 17, 2005, and we have attached two redlined copies and one clean copy, each such copy bound, of our amended registration statement on Form SB-2 for your timely review and comment as appropriate. We note to you that references to page numbers in the registration statement will be with respect to the redlined copies.

PROSPECTUS COVER PAGE
---------------------

1. COMMENT. It is assumed that the termination date for the maximum offering is 150 days; if not, please clarify.

     RESPONSE:  The  termination  date is now clarified on the Prospectus  Cover
     Page.

2. COMMENT. Any minimum purchase requirements for each person should be indicated.

     RESPONSE: The minimum purchase requirement for each person is now detailed on the Prospectus Cover Page.

3.   COMMENT.   Remove  the  reference  to  "initial  maximum"  from  the  first paragraph.


     RESPONSE: The reference to "initial maximum" has been deleted from the Prospectus Cover Page.

4. COMMENT. We reissue our prior comment 2. Limit the outside cover to one EDGAR page in accordance with Item 502(a) of Regulation S-B.

     RESPONSE:  The  outside  cover  page has been  limited  to one EDGAR  page.



PROSPECTUS SUMMARY - GOING CONCERN
----------------------------------

5. COMMENT. Working Capital (Deficit) and Total Assets amounts at November 30, 2004 indicated on page 2 are not consistent with the financial statements.

     RESPONSE: We have updated all financial information to February 28, 2005 and the financial information on page 2 is consistent with those financial statements.

RISK FACTORS
------------

6. COMMENT. We reissue our prior comment 5. Your risk factor subheadings are not visually distinctive from the general text. Please use italics or bold-faced type in addition to italics so that your subheadings will be readily distinguishable.

     RESPONSE:  We have made the risk factor  subheadings bolded and italicized.


USE OF PROCEEDS
---------------

7. COMMENT. Please reconcile the amounts for offering expenses indicated in the table and in footnote (1) with the $108,559 total in Item 25 of Part II.

     RESPONSE: Please see additional disclosures on page 6 and 35.

8. COMMENT. Indicate in footnote (1) the amount per share value used for the 400,000 shares issued to counsel.

     RESPONSE: Please see additional disclosures on page 6.

9. COMMENT. Please present all amounts in full dollars by rounding the cents up or down, as appropriate.

     RESPONSE: We have made these changes as requested on page 6.

DILUTION - NET TANGIBLE BOOK VALUE
----------------------------------

10. COMMENT. Refer to prior comment 6. The calculation of net tangible book value (and NTBV per share) for maximum, mid-range and minimum offerings did not account for the change in net tangible book value resulting from updating financial information to November 30, 2004. This comment also applies to the table provided. Please revise.

     RESPONSE: Please see additional disclosures on pages 7 and 8.

MANAGEMENT'S DISCUSSION AND ANALYSIS
------------------------------------
Potential Liability for a Violation of the Securities Act
---------------------------------------------------------

11. COMMENT. Please add the number of shareholders involved, the number of shares issued in the spin-off, the date(s), consideration paid, if any, and the rationale for the assumed .03 to .05 cents per share.

     RESPONSE: Please see additional disclosures on page 10.

BUSINESS
--------

12. COMMENT. We note the company's revisions to our prior comment 8 yet we reissue the comment. Expand the disclosure addressing the substance of the warning letter you received and how it has impacted your operations. Also, review your disclosure in this section and, to the extent it gives the impression that your treatments are effective, revise the disclosure to discuss how you determined efficacy if your treatments are still under investigation with the FDA.

     RESPONSE: Please see additional disclosures on page 19.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
----------------------------------------------

13.  COMMENT.  Update  this  disclosure  through  the latest  practicable  date.


     RESPONSE: We have updated this disclosure through the date of this filing. Please see disclosure on pages 23 and 24.

14. COMMENT. There appear to be related-party obligations in default. See Note 7 of the Notes to the Financial Statements. Please discuss.

     RESPONSE: The unsecured promissory note held by Immune Complex Corporation is in default. Please see the disclosure on page 24.

15. COMMENT. Balances outstanding at the latest practicable date should include accrued interest.

     REPONSE: We have updated this information by including the balance of accrued interest at February 28, 2005 for the related transactions disclosures. Please see additional disclosures on page 24.

16. COMMENT. Refer to prior comment 10. The information provided in this section should be expanded to include the "as determined" value of the shares issued disclosed in Note 5 and reflected on the statement of stockholders' equity. Please revise.

     RESPONSE: Please see additional disclosures on page 23.

PLAN OF DISTRIBUTION
--------------------

17. COMMENT. The cash balance at November 30, 2004 does not reconcile with the balance sheet of that date. The amount should also be updated to the latest practicable date.

     RESPONSE: All financial information has been updated to February 28, 2005. The cash balance now reconciles with the balance sheet. Please see additional disclosures on page 28.

FINANCIAL STATEMENTS
--------------------
Note 2 - Significant Accounting Policies
----------------------------------------
d. Revenue Recognition Policy, pages F/S-8 and F/S-9
----------------------------------------------------

18. COMMENT. Refer to prior comment 13. The information provided and disclosure added do not adequately address our concerns regarding how revenue is recognized based on the terms of individual contracts and their completion. As you've indicated in your response to prior comment 40 (and as described in the Specimen contract under Exhibit 10.11), the term of the contract was for six (6) months. Consequently, revenue should not be recognized until it has been determined that the contract has been completed (e.g., term of contract has expired after 6 months) regardless of whether or not a monthly fee is assessed. Please revise to comply.

     RESPONSE: We respectfully disagree with your position as to the recognition of revenues based on the specimen contract we provided in a previous filing. We have consulted with our corporate counsel, our external auditors and several other qualified CPA's on this comment and have unanimously determined that our current treatment of the contract and our revenue recognition policy are appropriate based on the terms of our contracts. We believe that the stated monthly fee assessment is "revenue" in the month the services are provided regardless of the duration of the contractual arrangement. In our view, the contract contains no terms that would preclude this treatment. We have attempted to contact Mr. David Burton on this matter but have been unable to speak with him and have not yet received a return call as of this filing. If you still disagree with our position we believe it would be beneficial to speak about this on the phone so that any necessary clarifications can be provided.


Financial Statements for the fiscal years ended May 31, 2004 and 2003
---------------------------------------------------------------------

19. COMMENT. Refer to prior comment 15. We note that the independent auditors' report is dated April 11, 2005. If this is correct, the dual date for Note 13 should be removed since it was prior to the report date (i.e., March 23, 2005). Please revise.

     RESPONSE: The date of the original opinion of October 18, 2004 should have appeared on the last filing rather than April 11, 2005. The dual date of March 23, 2005 for Note 13 is correct. We have updated this information on page F/S-1.

Financial statements for the periods ended November 30, 2004 and 2003
---------------------------------------------------------------------
Statements of Operations, page F/S-17
-------------------------------------

20. COMMENT. Refer to prior comment 17. The amount recorded as common stock issued for services should be properly aligned. Please revise.

     RESPONSE: Our previous filing appears to have been correct. Please see page F/S-21.

Note 9 - Contingencies
----------------------
Unregistered Spin-off page F/S-12
---------------------------------

21. COMMENT. An amount subject to rescission from possible Section 5 violation should be reflected on your financial statements. As indicated here and disclosed on page 10 of MD&A, you have satisfied the requirements to accrue an estimated loss as outlined in paragraph 8 of FAS 5. Please revise.

     RESPONSE: Management and corporate counsel have reviewed FAS 5 in detail and do not believe both conditions have been met which would require an accrual of the loss. Management believes that the loss can be reasonably estimated but the likelihood of loss is between remote and reasonably possible. In order to be conservative and per FAS 5, this requires disclosure of the contingency but not accrual.

General
-------

22. COMMENT. The financial statements should be updated to satisfy the requirements of Item 310(g) of Regulation S-B. In addition, a currently dated consent of the independent accountants should be included in any amendment to the registration statement. Also, reconcile the date of the auditors' report included herein to the report itself.

     RESPONSE: The financial statements have been updated through February 28, 2005. A currently dated consent of the independent accountants has been included in this amendment to the registration statement. See response to comment 19 above regarding the auditors' report date.


                PART II - INFORMATION NOT REQUIRED IN PROSPECTUS
                ------------------------------------------------

ITEM 26. RECENT SALES OF UNREGISTERED SECURITIES
------------------------------------------------

23.  COMMENT. Information should be updated to the latest date.

     RESPONSE: Information regarding recent sales of unregistered securities are updated through June 6, 2005.

     We hope that our responses to your comments have been both timely and succinct. If you require any further information, please contact me at the number above via telephone or fax, or by e-mail at kdenos@denoslaw.com.


                                              KENNETH I. DENOS P.C.


                                              /S/ Kenneth I. Denos P.C.
                                              ---------------------------
                                              Kenneth I. Denos


cc:   Robert Oldham, M.D.
      Michael Low
      Chene Gardner